Source: *HIVE Blockchain Technologies Ltd.*

February 15, 2023 06:00 ET

HIVE Blockchain Announces Late Filing of Interim Financial Statements

VANCOUVER, British Columbia, Feb. 15, 2023 (GLOBE NEWSWIRE) -- HIVE Blockchain Technologies Ltd. (TSXV:HIVE) (Nasdaq: HIVE) (FSE: HBFA) (the “Company” or “HIVE”) announces that as a result of an unforeseen tax notice received this morning in relation to one of our European subsidiaries, the Company will be unable to file its interim financial statements and accompanying management’s discussion and analysis for the three and nine months ended December 31, 2022 (collectively, the “Interim Filings”) by February 14, 2023, being the date that such filings are due under applicable Canadian securities law requirements. The late filing is the result of providing the Company adequate time to assess the potential impact, if any, of this notice on the Interim Filings. HIVE anticipates filing the Interim Filings on or before February 28, 2023.

Maintaining operations in so many different jurisdictions allows us to diversify our holdings, and access low-cost green power in stable areas. However, it also brings reporting complications, as each country is subject to its own unique filing and reporting requirements and procedures. Notably, HIVE has numerous subsidiaries in each country where it has operations, and the Company requires local accounting firms and advisors, to provide an independent review while complying with local policies. To address these, HIVE continues to seek opportunities to streamline its financial processes to facilitate faster reviewing, auditing, and reporting.

In response to the reporting delay, the Company has applied to the British Columbia Securities Commission for a management cease trade order (the “**MCTO**”), restricting the Company’s chief executive officer and chief financial officer from trading the Company’s shares until the Interim Filings are filed and the MCTO is revoked. The Company currently expects to file the Interim Filings on or before February 21, 2023 and will issue a press release announcing completion of these filings at such time. Until the Company files the Interim Filings, it will comply with the alternative information guidelines set out in National Policy 12-203 – *Management Cease Trade Order*. The guidelines, among other things, require the Company to issue biweekly default status reports by way of a news release for as long as the Interim Filings have not been filed. If the MCTO is granted, the general investing public will continue to be able to trade in the Company’s shares through the duration of the MCTO.

We will keep investors updated as we move through this process.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors

with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com.
Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.
"*Frank Holmes*"
Executive Chairman

For further information please contact:
Frank Holmes
Tel: (604) 664-1078

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and U.S. securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, statements regarding the timing, review, completion and filing of the Interim Filings; application and grant of an MCTO; business goals and objectives of the Company, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the Company may not complete its audit and file the Interim Filings as currently anticipated, or at all; and other related risks as more fully set out in the registration statement of the Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to complete and file the Interim Filings. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.